                                                 -------------------------------
                                                           OMB APPROVAL
                                                 -------------------------------
                                                  OMB Number          3235-0058
                                                  Expires:     January 31, 2002
                                                  Estimated average burden
                                                  hours per response.......2.50
                                                 -------------------------------



                                                 -------------------------------
                                                      Commission File Number:
                                                 -------------------------------
                                                             1-12844
                                                 -------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):  [ ]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K
              [X]  Form 10-Q  [ ]  Form N-SAR

        For period ended:      June 30, 2001
                               ------------------------------------------

        [ ] Transition Report on Form 10-K

        [ ] Transition Report on Form 20-F

        [ ] Transition Report on Form 11-K

        [ ] Transition Report on Form 10-Q

        [ ] Transition Report on Form N-SAR

        For the transition period Ended:
                                         -----------------------------------




--------------------------------------------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

          NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

--------------------------------------------------------------------------------




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION


PhyCor, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


30 Burton Hills Boulevard, Suite 400
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Nashville, Tennessee 37215
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    [X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         SEE EXHIBIT A HERETO.

(ATTACH EXTRA SHEETS IF NEEDED)    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
SEC 1344 (2-99)                    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                                   RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                                   CONTROL NUMBER.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

                Tarpley B. Jones                    (615)                     665-9066
------------------------------------------  -------------------------  -----------------------
                     (Name)                       (Area Code)             (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
       Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such
       report(s) been filed? If answer is no, identify report(s).                 [X] Yes [ ] No
-----------------------------------------------------------------------------------------------------
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                                                           [X] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
       SEE EXHIBIT B HERETO.
------------------------------------------------------------------------------------------------------

                                  PhyCor, Inc.
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 15, 2001             By  /s/ Tarpley B. Jones
      ---------------                 ------------------------------------------
                                      Tarpley B. Jones, Executive Vice President
                                      and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    EXHIBIT A

         As a result of the contraction in its business operations resulting from recent asset sales and its current financial condition, the Registrant has significantly reduced staffing levels at its corporate office. Because of this reduction, the Registrant has been unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 within the prescribed period without unreasonable effort or expense. The Registrant expects to be able to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 no later than August 20, 2001.

                                    EXHIBIT B

         The financial statements for the quarter and six months ended June 30, 2001 will reflect the overall contraction of business operations in the Registrant's multi-specialty clinic management and IPA management divisions and the sale of its disease management services subsidiary, CareWise, Inc. Net revenue decreased $185.7 million from $258.0 million for the second quarter of 2000 to $72.3 million for the second quarter of 2001, and $409.9 million from $567.5 million for the first six months of 2000 to $157.6 million for the first six months of 2001. The net loss for the quarter ended June 30, 2001 was approximately $2.5 million compared to $426.8 million for the second quarter of 2000. For the six months ended June 30, 2001, the net loss was approximately $22.6 million compared to $452.4 million for the same six month period in 2000. As more specifically addressed in Exhibit A hereto, the Registrant has been unable to file its Quarterly Report for the quarter ended June 30, 2001 within the prescribed period without unreasonable effort or expense.